(212) 756-2131                                           george.silfen@srz.com





                                   December 12, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


        Re:  OLD MUTUAL 2100 ABSOLUTE RETURN MASTER FUND, L.L.C.
             (FILE NO. 811-21911)


         Old Mutual 2100 Absolute Return Master Fund, L.L.C (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2006-2007 year:

         1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

         2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

         3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

         4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).


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Securities and Exchange Commission
December 12, 2006
Page 2



         5. The premium for the Bond has been paid through May 1, 2007.


         If you have any questions, please do not hesitate to contact me.


                                              Sincerely,


                                              /s/ George M. Silfen
                                              --------------------
                                              George M. Silfen








Cc:   Ross Weissman,
      Chief Financial Officer
      2100 Capital Group